Companhia Brasileira de Distribuição (CBD)

Sales Performance - September 2004

São Paulo, Brazil, October 14, 2004 - Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in September 2004 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In September 2004, gross sales reached R$1,214.7 million and net sales totaled R$1,004.7 million, a 26.6% and 24.1% growth, respectively, when compared to the same period of the previous year. It is important to highlight that the difference between gross and net sales growth rates results from the increase of COFINS (tax for social security financing) rate that took place in February.

Same store sales grew by 10.4% compared to the previous year, confirming the upward trend verified in July and August. The main highlight in September was the Extra and CompreBem business units, both reporting a double-digit growth in the period, exceeding the Company’s average performance.

Same store food products sales registered the best performance of the year, increasing 8.8% compared to the same month of 2003. The continuing improvement in food products sales, already observed in the previous months, was mainly due to the increase in the consumption of discretionary products.

The sales of non-food products maintained the strong performance, with an increase of 16.9% in same store sales compared to the previous year.

Same store sales in real terms, deflated by IPCA, grew by 3.5% in September, the best performance through 2004.

In the 3rd quarter 2004, CBD registered gross sales of R$3,760.5 million and net sales of R$3,099.0 million, a 25.8% and 22.8% growth, respectively, when compared to the same period of 2003. Same store sales in the quarter grew by 9.0% in nominal terms and 1.9% in real terms.

Note: Same Store figures include only stores whose operating period is longer than 12 months

* IPCA – Consumer Price Index
** FIPE-ALIM – Food Inflation Rate measured by FIPE – Economic Research Foundation-Institute

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Coordinator

Phone: (55 11) 3886 0421 Fax: (55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.